Exhibit 99.1

JA Solar Responds to U.S. Department of Commerce’s Preliminary Decision on Antidumping Tariffs on Chinese Solar Products

SHANGHAI, May 30, 2012— JA Solar Holdings Co., Ltd., (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today responded to the preliminary decision by the U.S. Department of Commerce (“DOC”) on imposing antidumping duties on China-produced solar products.

According to the DOC’s preliminary determination, announced on May 17, 2012, JA Solar’s crystalline silicon photovoltaic (PV) cells produced in China, and modules containing such cells, which are imported to the U.S., would be subject to a preliminary antidumping tariff rate of 31.18%. The tariff decision is expected to be finalized by the fall of 2012.

Dr. Peng Fang, CEO of JA Solar, said, “We are disappointed by the DOC’s decision. JA Solar believes that setting barriers in the U.S. market to fair global trade will penalize U.S. customers and hinder the growth of the U.S. solar industry.”

“JA Solar is committed to serving our large and growing customer base in the United States, and we have been working since last year to ensure that this ruling would not disrupt our business. In anticipation of the ruling, over the last several months we moved quickly and effectively to establish new supply lines for cells and modules to support the needs of our U.S. customers, while ensuring that we had all the necessary quality control systems and required certifications in place. As a result, the vast majority of the products we have shipped to the U.S. since December 2011 will not be subject to tariffs under the terms laid out in the DOC’s ruling. Further, we believe that JA Solar is significantly less exposed than many of our peers to potential tariffs.”

Dr. Fang continued, “While we believe that tariffs will be detrimental to the growth of the industry, we nevertheless expect the United States to continue to be one of the world’s major solar markets and we are committed to serving our customers there. We are working to establish a long-term solution to our capacity requirements, including partnering with cell producers based in other regions and actively exploring the feasibility of establishing our own manufacturing facility for solar products outside of China. We aim to ensure that we can meet the growing demand for our products in the U.S., and provide our U.S. customers with access to solar products at globally competitive prices.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with, or furnished to, the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com